GCA I ACQUISITION CORP.
115 EAST 57TH STREET • SUITE 1006 • NEW YORK, NEW YORK 10022	TELEPHONE: 646.486.9770 TELEFAX: 646.486.9771
DIRECT DIAL: 646.486.9772
MICHAEL M. MEMBRADO
E-mail: mmm@mmmembrado.com

By EDGAR

January 23, 2006

Ms. Goldie Walker
U.S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 35-61
450 Fifth Street, N.W.
Washington, DC 20549-3561

Re:	GCA I Acquisition Corp. Form 10-SB Withdrawal Request
Commission File No. 001-33114

Dear Ms. Walker:

The undersigned, as president of GCA I Acquisition Corp., hereby requests withdrawal of the following Form 10-SB registration statement for the reason, unknown to us at the time we filed the registration statement, that the EDGAR tagging on the file inaccurately reflected that it was a Form 10-SB12B filing rather than a Form 10-SB12G filing, as it actually was.  Upon withdrawal, we will be re-filing the same document with the correct EDGAR tagging.

Registration Statement	Date Filed	EDGAR Accession No.
Form 10-SB	10-27-06	0001144204-06-044081

If you should have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Michael M. Membrado

Michael M. Membrado
President and CEO

MMM/ns